February 7, 2013

Securities and Exchange Commission

Attention:       Jim B. Rosenberg

Joel Parker

James Peklenk

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Onyx Pharmaceuticals, Inc. (“Onyx”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for Quarterly Period Ended September 30, 2012

Filed November 2, 2012

Form 8-K Dated November 1, 2012

Filed November 1, 2012

File No. 000-28298

Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone on January 25, 2013 with respect to Onyx’s Form 10-K for fiscal year ended December 31, 2011; Onyx’s Form 10-Q for the quarter ended September 30, 2012; as well as Onyx’s Form 8-K dated November 1, 2012.  The italicized paragraphs below are a transcription of the oral comments we received during the call, which we have incorporated into this response letter for convenience.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of goods sold — Kyprolis, page 27

1.                                      Please provide us proposed disclosure of the historical cost of the inventory buildup of Kyprolis prior to its U.S. regulatory approval that had been expensed as R&D for each period presented.

Onyx acknowledges the Staff’s comment and respectfully submits that the historical cost of the inventory buildup of Kyprolis, which had been expensed as research and development expense, is immaterial in comparison to total research and development expense. The historical cost of the inventory buildup of Kyprolis prior to its U.S. regulatory approval amounted to approximately $15 million, and was built up over approximately 18 months leading up to the approval date on July 20, 2012. In comparison, research and development expense during the same

18 month period was approximately $344 million and total operating expense was approximately $527 million over the same period. Total expense associated with pre-commercial Kyprolis inventory prior to U.S. regulatory approval was 4 percent and 3 percent of research and development expense and total operating expenses, respectively, for the 18 month period. Thus, we respectfully submit that expensed Kyprolis inventory did not have a material impact on research and development spending for the periods impacted and therefore Onyx does not believe additional disclosure is necessary in its Form 10-K for fiscal year ended December 31, 2012.

2.                                      a.) You state that you are not able to reasonably estimate the aggregate selling price of the inventory on hand at July 20, 2012.  It is unclear why you cannot make this estimate using the actual sales that have occurred.  Please provide us proposed disclosure that shows this estimate, or further explain why such an amount cannot be reasonably estimated.

b.) Please confirm that you will disclose why you are unable to estimate the expected time frame that the expensed inventory will be sold, or provide an estimate of the range of cost of goods as a percentage of revenue for the expected sales of the inventory capitalized after July 20, 2012, and the reasons why, similar to what you provided in your response.

Onyx acknowledges the Staff’s comment and respectfully submits that the aggregate selling price of the inventory in raw materials and work-in-process phase of production cannot be reasonably estimated. Because we are in the early commercial production phase of Kyprolis, and because raw material inventories will be used in multiple commercial production batches, over an extended period of time as we ramp up commercial manufacturing, it is currently not possible to reasonably estimate the yield of these batches to determine finished goods that could be produced.

We are, however, able to reasonably estimate the aggregate selling price of the finished goods inventory on hand as of July 20, 2012. In response to the Staff’s comments above, Onyx undertakes to include, in its Form 10-K for the fiscal year ended December 31, 2012, substantially the following disclosure in the section entitled “Cost of goods sold - Kyprolis” (or the successor to this section):

“The inventory on hand at July 20, 2012 consisted of materials in various stages of production. At this time we cannot reasonably estimate the timing and rate of consumption of raw materials and work-in-progress inventory, or the timing of the sales of the finished goods to be manufactured with this inventory. The aggregate sales price of inventory on hand could be impacted by a number of factors including, but not limited to, market demand, future pricing of the product, competition and reimbursement by government and other payers. Inventory on hand as of July 20, 2012, that was expensed prior to Kyprolis’ U.S. regulatory approval, had an estimated cost of approximately $15 million, excluding any overhead allocation. As of December 31, 2012, the remaining finished goods inventory which had been produced prior to July 20, 2012 had an estimated aggregate selling price of approximately $xx.x million, based on the average selling price of Kyprolis for the year ended December 31, 2012. Based on sales to date, we would expect to sell all finished goods inventory which was on hand as of July 20, 2012 within the next 12 months.

We expect our cost of goods sold to increase in the future as inventory manufactured prior to approval is sold, which will have a negative impact on gross margin. The timing of the sales of such inventory and its impact on gross margin is dependent on the level of sales of Kyprolis.

The cost of goods as a percentage of revenue for the expected sales of inventory capitalized after July 20, 2012 will be dependent upon our cost to manufacture inventory at normalized production levels under the commercial manufacturing arrangements we recently entered into with third party manufacturers. Therefore, the cost of goods sold as a percentage of future net sales revenue is not reasonably known at this time.”

Onyx further acknowledges that:

•                  Onyx is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filings; and

•                  Onyx may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 266-2392, or Michael Tenta of Cooley LLP at (650) 843-5636, with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,

/s/ Matthew K. Fust
Matthew K. Fust
Executive Vice President and Chief Financial Officer

cc:                                N. Anthony Coles, M.D., President and Chief Executive Officer

Suzanne M. Shema, Executive Vice President, General Counsel and Corporate Secretary

Robert L. Jones, Esq., Cooley LLP

Michael E. Tenta, Esq., Cooley LLP